HORGAN, ROSEN, BECKHAM & COREN, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302
Tel:  (818) 591-2121
Fax:  (818) 591-3838

May 5, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Request for Acceleration of Effective Date of Registration Statement of Community West Bancshares
Registration No. 333-165817

To the Securities and Exchange Commission:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Community West Bancshares, a California corporation (the “Registrant) hereby requests the acceleration of the Registrant's above-referenced Registration Statement on Form S-1 to 9:00 a.m. Eastern Time on May 10, 2010, or as soon as practicable thereafter.

The Registration Statement on Form S-1 was originally filed on March 31, 2010, a Pre-Effective Amendment No. 1 to Registration Statement on Form S-1/A was filed on April 16, 2010, a Pre-Effective Amendment No. 2 to Registration Statement on Form S-1/A was filed on April 30 2010, and a Pre-Effective Amendment No. 3 to Registration Statement on Form S-1/A was filed on May 4, 2010.

Should the staff have any questions or require any additional information in connection with this filing, please call the undersigned at (818) 591-2121.

Respectfully submitted,

/s/Arthur A. Coren
Arthur A. Coren, Professional Corporation
Legal Counsel
cc:	Mr. Eric Envall (via Facsimile)
Mr. Lynda Nahra (via U.S. Mail)
Mr. Charles Baltuskonis (via U.S. Mail)